

April 26, 2012

Andrew Robinson
Chief Financial Officer
GameTech International, Inc.
8850 Double Diamond Pkwy
Reno, Nevada 89521

> **Re:** **GameTech International, Inc.**
> **Form 10-K for the year ended October 30, 2011**
> **Filed February 2, 2012**
> **File No. 001-34447**

Dear Mr. Robinson:

We have reviewed your response dated April 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Public Accountants, page 24

1. We note your response to our previous comment 1 but continue to believe that the inclusion of the final sentence in the fourth paragraph of the opinion is not appropriate. Inclusion of this sentence in an audit report that purports to express an unqualified opinion on the related financial statements may lead to confusion with respect to the degree of responsibility the auditor is assuming. Refer to AU Section 508.05 for analogous guidance. As previously requested, please ask your accountants to revise their report to omit the final sentence from the fourth paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief